

July 2, 2012

Via E-mail
Duncan J. Palmer
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

      Re: **Owens Corning**
              Form 10-K for the Year Ended December 31, 2011
              Filed February 15, 2012
              Response dated June 21, 2012
              File No. 1-33100

Dear Mr. Palmer:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

1. We note your response to comment three from our letter dated June 8, 2012. While we understand that your intention is to minimize duplication in your consolidated and segment MD&A disclosures, we believe that some of your discussions could be enhanced to provide a more quantitative analysis. For example, in your discussion of Composite segment EBIT, you explain a 15% or $26 million increase in 2011 by saying that "higher selling prices more than offset inflation in material and energy costs and together this contributed about one-third to the increase in EBIT". It is unclear from this discussion how much higher your selling prices were or how much inflation in material and energy costs you incurred during the year

as compared to 2010. It is also unclear what caused the remaining two-thirds of the increase to EBIT during that period. Please show us how you will revise your future filings accordingly.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief